PRESS RELEASE

Hudson Group Reports First Quarter 2018 Results

East Rutherford, NJ – May 8, 2018 – Hudson Ltd. (NYSE: HUD) (“Hudson Group”), a leader in North American travel retail, announced today its results for the quarter ended March 31, 2018.

Highlights for the Quarter:
●
Turnover of $427 million, a year-over-year increase of 9.2%;
●
Organic sales growth of 9.4%; like-for-like sales growth of 5.5%;
●
Adjusted EBITDA of $37 million, a year-over-year increase of 55.3% (or 20.7% assuming the reduced franchise fee rates we currently pay Dufry1 had been in effect in the first quarter of 2017);
●
Successfully won, extended or expanded six concession contracts;
●
Signed agreement with FAO Schwarz to serve as the exclusive airport retailer for FAO Schwarz and FAO Schweetz products and shops;
●
Completed initial public offering on the New York Stock Exchange.

“Our impressive first quarter organic sales growth reinforces the attractive and resilient nature of the travel retail industry as well as the multiple levers we have to expand our concession portfolio,” stated Joe DiDomizio, President and CEO of Hudson Group. “We made significant progress in executing our strategic initiatives, highlighted by the ongoing development of our grab & go offerings as well as capturing additional white space opportunities through key wins at Phoenix and Seattle airports. As we look ahead, we are confident our performance year-to-date, combined with the continued execution of our strategic priorities, will position Hudson Group to deliver continued growth.”

First Quarter 2018 Summary

●
Turnover increased $36.1 million or 9.2% to $426.8 million for the first quarter 2018 compared to $390.7 million in the first quarter of 2017.
o
Net sales increased $34.0 million or 8.9% to $415 million from the year-ago period;
o
Organic sales growth, which is a combination of like-for-like sales growth and net new business and expansions, was 9.4%, compared to 8.5% in the year-ago period;
o
Like-for-like sales growth was 5.5% (4.5% in constant currency), despite the high comparison base of 6.1% (5.3% in constant currency) in the year-ago period, and benefited from an increase in average ticket size and the number of overall transactions.
●
Gross profit increased $24.7 million or 10.2% to $268.0 million in the first quarter compared to $243.3 million in the year-ago period. Gross margin increased 50 bps to 62.8% in the quarter due to sales mix shift to higher margin categories and additional vendor promotions reimbursements.

1 Dufry AG (SIX: DUFN) is the ultimate parent and controlling shareholder of Hudson Ltd.

Executive office: 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom US office: One Meadowlands Plaza, East Rutherford, NJ 07073

●
Selling expenses increased $6.2 million or 6.5% to $100.9 million in the first quarter as compared to the year-ago period, driven primarily by concession fees, which comprise the majority of this item and is a variable expense driven by net sales. For the quarter, selling expenses as a percentage of turnover totaled 23.6% compared to 24.2% in the prior year quarter, primarily due to a rent reduction in one of our concession contracts.
●
Personnel expenses increased $9.7 million or 11.0% to $97.6 million in the first quarter as compared to the year-ago period primarily due to new hires associated with opening new store locations. As a percentage of turnover, personnel expenses increased from 22.5% to 22.9% this quarter.
●
General and administrative expenses decreased $4.1 million or 11.1% to $32.8 million in the first quarter as compared to the year ago period due to the reduction of franchise fees paid to Dufry starting January 1, 2018. As a percentage of turnover, this item decreased from 9.4% to 7.7%.
●
Adjusted EBITDA increased $13.1 million or 55.3% to $36.8 million in the first quarter as compared to the prior year quarter, and adjusted EBITDA margin increased from 6.1% to 8.6%. Assuming the reduced franchise fee rates we currently pay Dufry had been in effect in the first quarter of 2017, adjusted EBITDA for the quarter would have increased $6.3 million or 20.7% instead of 55.3%, as compared to the year ago period.
●
Reported net earnings attributable to equity holders of the parent improved $5.0 million to a loss of $5.7 million in the first quarter compared to a loss of $10.7 million in the year ago quarter while reported diluted earnings per share increased from a loss per share of $0.12 to a loss per share of $0.06.
●
Adjusted net earnings attributable to equity holders of the parent increased $5.8 million to $6.1 million in the first quarter compared to $0.3 million in the year ago quarter, while adjusted earnings per share increased from $0.00 to $0.07.

Balance Sheet and Cash Flow Highlights
●
Cash flows from operating activities for the year were $50.5 million compared to $35.9 million in the prior year quarter due to improvement in operating performance.
●
Capital expenditures in the quarter totaled $11.2 million compared to $15.3 million in the prior year quarter.
●
At March 31, 2018, the Company’s net debt was $379.9 million resulting in net debt leverage of 2.0 times, compared to net debt of $288.2 million and net debt leverage of 1.8 times at March 31, 2017.

Operational Update
As of March 31, 2018, Hudson Group operated 1,005 stores, across 88 locations, totaling 1.1 million square feet of retail space.

During the first quarter, Hudson expanded its business though RFP wins at Phoenix Sky Harbor, Seattle-Tacoma and Billy Bishop Toronto City Airport.

The Company also successfully extended existing contracts in Pittsburgh, JFK Terminal 7, and Clinton National in Little Rock.

As part of Hudson’s strategy to continue expanding its portfolio of concepts, the Company entered into an agreement to serve as the exclusive airport retailer for FAO Schwartz toys and FAO Schweetz candy products and shops.

Other Developments
On February 5, 2018, the Company completed its initial public offering of common stock (“IPO”) on the New York Stock Exchange in which its parent company, Dufry International AG, sold 39,417,765 shares of common stock.  The shares of the Company’s common stock were sold at an IPO price of $19.00 per share, which generated net proceeds of approximately $714.4 million after deducting underwriting discounts and commissions and other offering expenses for Dufry International AG, the selling shareholder.  Hudson Group did not receive any of the proceeds from the offering.

Earnings Conference Call Information
Hudson Group will host a conference call to review its first quarter financial performance today, May 8, at 10:00 a.m. ET. Participants can pre-register for the conference by navigating to http://dpregister.com/10119855. The conference call also will be available in listen-only mode via our investor relations website: https://investors.hudsongroup.com/. To participate in the live call, interested parties may dial 1-866-777-2509 (toll free) or 1-412-317-5413. A web replay will be available at https://services.choruscall.com/links/hson180508.html for three months following the call.

Website Information:
We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Non-IFRS and Other Measures:
Adjusted EBITDA is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because Adjusted EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. We believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to investors as a measure of comparative operating performance from period to period as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (depreciation and amortization) and non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Our management also uses Adjusted EBITDA for planning purposes, including financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of Adjusted EBITDA to net earnings is provided in the attached schedules.

Adjusted net earnings attributable to equity holders of parent is a non-IFRS measure. We define Adjusted net earnings attributable to equity holders of parent as net earnings attributable to equity holders of parent adjusted for the items set forth in the table below. Adjusted net earnings attributable to equity holders of parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net earnings attributable to equity holders of parent is not a substitute for IFRS measures in assessing our overall operating performance. Because Adjusted net earnings attributable to equity holders of parent is not determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted net earnings attributable to equity holders of parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net earnings attributable to equity holders of parent is included in this press release because it is a measure of our operating performance and we believe that Adjusted net earnings attributable to equity holders of parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted net earnings attributable to equity holders of parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses Adjusted net earnings attributable to equity holders of parent for planning purposes. Adjusted net earnings attributable to equity holders of parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of Adjusted net earnings attributable to equity holders of parent to net earnings attributable to equity holders of parent is provided in the attached schedules.

Organic sales growth represents the combination of growth in aggregate monthly sales from (i) like-for-like sales growth and (ii) net new business and expansions. Like-for-like sales growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like sales growth excludes growth attributable to (i) net new business and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) acquired wind-down stores, consisting of eight stores acquired in the 2014 acquisition of The Nuance Group AG (“Nuance”) and 46 stores acquired in the 2015 acquisition of World Duty Free S.p.A. (“World Duty Free Group”) that management expected, at the time of the applicable acquisition, to wind down. Net new business and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new business and expansions excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) acquired wind-down stores. Like-for-like sales growth in constant currency is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like sales growth in constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

Net debt leverage represents total debt less cash at March 31, 2018 divided by Adjusted EBITDA for the trailing twelve months ended March 31, 2018.

About Hudson Group
Hudson Group, one of the largest travel retailers in North America, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. The Company is anchored by its iconic Hudson, Hudson News and Hudson Bookseller brands and operates over 1,000 duty-paid and duty-free stores in 88 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world. Our wide range of store concepts include travel essentials and convenience stores, bookstores, duty-free shops, branded specialty stores, electronics stores, and quick-service food and beverage outlets. For more information, visit www.hudsongroup.com and www.dufry.com

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2017 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

For further information please contact:

Investor Contact	Media Contact
Deborah Belevan, CPA, IRC	Kristen Clonan
Hudson Group	Hudson Group
VP of Investor Relations	VP of Corporate Communications
201.559.2111	201.821.8088

CONSOLIDATED
INCOME
STATEMENT

FOR THE QUARTER ENDED MARCH 31, 2018 (UNAUDITED)

	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	3/31/2018	3/31/2017

Turnover	426.8	390.7
Cost of sales	(158.8)	(147.4)
Gross profit	268.0	243.3
Selling expenses	(100.9)	(94.7)
Personnel expenses	(97.6)	(87.9)
General expenses	(32.8)	(36.9)
Share of result of associates	0.1	(0.1)
Depreciation, amortization and impairment	(28.8)	(27.0)
Other operational result	(2.6)	(1.8)
Operating Profit (EBIT)	5.4	(5.1)
Interest expenses	(7.9)	(7.2)
Interest income	0.5	0.5
Foreign exchange gain / (loss)	(0.4)	0.2
Earnings before taxes (EBT)	(2.4)	(11.6)
Income tax	2.4	6.2
Net earnings	-	(5.4)

NET EARNINGS ATTRIBUTABLE TO
Equity holders of the parent	(5.7)	(10.7)
Non-controlling interests	5.7	5.3

EARNINGS/LOSS PER SHARE(1)
Basic	(0.06)	(0.12)
Diluted	(0.06)	(0.12)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)
Basic	92,511	92,511
Diluted	92,511	92,511

(1)	Gives effect to our Class A and Class B common shares outstanding following the completion of our initial public offering on February 5, 2018.

CONSOLIDATED
STATEMENT OF
FINANCIAL POSITION

AT MARCH 31, 2018 (UNAUDITED)

	MARCH 31,	DECEMBER 31,
IN MILLIONS OF USD	2018	2017

ASSETS
Property, plant and equipment	255.2	264.9
Intangible assets	666.8	685.8
Investments in associates	3.5	3.1
Deferred tax assets	93.3	90.3
Other non-current assets	25.8	24.9
Non-current assets	1,044.6	1,069.0

Inventories	181.6	186.0
Trade receivables	3.1	4.6
Other accounts receivable	46.9	59.4
Income tax receivables	1.5	1.4
Cash and cash equivalents	205.3	137.4
Current assets	438.4	388.8

Total assets	1,483.0	1,457.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	530.7	493.7
Non-controlling interests	81.9	78.7
Total equity	612.6	572.4

Financial debt	519.2	520.4
Deferred tax liabilities	57.7	50.1
Post-employment benefit obligations	0.9	0.9
Non-current liabilities	577.8	571.4

Trade payables	92.0	97.1
Financial debt	66.0	80.7
Income tax payables	1.1	4.1
Other liabilities	133.5	132.1
Current liabilities	292.6	314.0

Total liabilities	870.4	885.4
Total liabilities and shareholders’ equity	1,483.0	1,457.8

CONSOLIDATED
STATEMENT OF
CASH FLOWS

FOR THE QUARTER ENDED MARCH 31, 2018 (UNAUDITED)

	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD	3/31/2018	3/31/2017

CASH FLOWS FROM OPERATING ACTIVITIES
Total earnings before taxes (EBT)	(2.4)	(11.6)

ADJUSTMENTS FOR
Depreciation, amortization and impairment	28.8	27.0
Loss / (gain) on sale of non-current assets	0.7	-
Increase / (decrease) in allowances and provisions	3.9	3.9
Loss / (gain) on unrealized foreign exchange differences	0.5	0.1
Other non-cash items	2.4	0.2
Share of result of associates	(0.1)	0.1
Interest expense	7.9	7.2
Interest income	(0.5)	(0.5)
Cash flow before working capital changes	41.2	26.4

Decrease / (increase) in trade and other accounts receivable	12.7	(29.1)
Decrease / (increase) in inventories	0.8	(20.8)
Increase / (decrease) in trade and other accounts payable	(3.1)	61.3
Cash generated from operations	51.6	37.8
Income taxes paid	(1.1)	(1.9)
Net cash flows from operating activities	50.5	35.9

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(14.2)	(19.9)
Purchase of intangible assets	(1.1)	(2.3)
Net purchase of interest in associates	(0.4)	-
Proceeds from sale of property, plant and equipment	0.1	2.6
Interest received	0.8	0.4
Net cash flows used in investing activities	(14.8)	(19.2)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from sales of affiliated companies	60.1	-
Repayment of financial debt	(13.1)	(2.4)
Proceeds from / (repayment of) 3rd party loans	0.4	0.1
Transaction costs paid for issuance of equity instruments	(3.5)	-
Dividends paid to non-controlling interest	(5.7)	(7.0)
Net contributions from / (purchase of) non-controlling interests	0.8	-
Interest paid	(0.5)	(7.2)
Net cash flows from / (used in) financing activities	38.5	(16.5)
Currency translation on cash	(6.3)	1.2
Increase in cash and cash equivalents	67.9	1.4

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period	137.4	187.6
– end of the period	205.3	189.0

NON-IFRS RECONCILIATIONS

ADJUSTED EBITDA TO NET EARNINGS
FOR THE QUARTER ENDED MARCH 31, 2018

	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD	3/31/2018	3/31/2017

Net earnings	-	(5.4)
Income tax expense	(2.4)	(6.2)
Earnings before taxes (EBT)	(2.4)	(11.6)
Foreign exchange (gain) / loss	0.4	(0.2)
Interest income	(0.5)	(0.5)
Interest expenses	7.9	7.2
Operating Profit (EBIT)	5.4	(5.1)
Depreciation, amortization and impairment	28.8	27.0
Other operational result (1)	2.6	1.8
Adjusted EBITDA	36.8	23.7

(1)
For the quarter ended March 31, 2018, other operational result consisted of $0.7 million of asset write-offs related to conversions and store closings, $0.5 million of uncollected receivables, $0.4 million of restructuring expenses, $0.4 million of IPO transaction costs and $0.6 million of other non-recurring items. For the quarter ended March 31, 2017, other operational result included $1.0 million of restructuring expenses and $0.8 million of other non-recurring items.

NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO
ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
FOR THE QUARTER ENDED MARCH 31, 2018

	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	3/31/2018	3/31/2017

Net earnings attributable to equity holders of the parent	(5.7)	(10.7)
Amortization related to acquisitions (1)	9.9	9.9
Other operational result (2)	2.6	1.8
Income tax adjustment (3)	(0.7)	(0.7)
Adjusted net earnings attributable to equity holders of the parent	6.1	0.3

Diluted earnings / (loss) per share	(0.06)	(0.12)
Adjusted diluted earnings / (loss) per share to equity holders of the parent	0.07	0.00
Weighted average number of shares outstanding (000's) (4)	92,511	92,511

(1)
Although the values assigned to the concession rights during the purchase price allocation are fair values, we believe that their additional amortization doesn't allow a fair comparison with our existing business previous to the business combination, as the costs of self-generated intangible assets have been expended.

(2)
For the quarter ended March 31, 2018, other operational result consisted of $0.7 million of asset write-offs related to conversions and store closings, $0.5 million of uncollected receivables, $0.4 million of restructuring expenses, $0.4 million of IPO transaction costs and $0.6 million of other non-recurring items. For the quarter ended March 31, 2017, other operational result included $1.0 million of restructuring expenses and $0.8 million of other non-recurring items.

(3)
Income tax adjustment represents the impact in income taxes we actually accrued during the applicable period attributable to other operational result. This assumption uses an income tax rate of 26.5% and 39.0% for the adjustment for the quarters ended March 31, 2018 and 2017, respectively. Amortization expenses related to acquisitions did not reduce the amount of taxes we paid during the applicable periods, and therefore there are no corresponding income tax adjustments in respect of the amortization expense adjustment.

(4)	Gives effect to our Class A and Class B common shares outstanding following the completion of our initial public offering on February 5, 2018.